                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                     Rawlings Sporting Goods Company, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   754459105
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Daniel Gilbert
                              20555 Victor Parkway
                            Livonia, Michigan 48152
                                 (734) 805-7575
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 March 4, 2002
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 6 pages
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CUSIP NO. 754459105
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Daniel Gilbert
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    664,900
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    664,900
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     664,900
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------


                               Page 2 of 6 pages

ITEM 1. SECURITY AND ISSUER.

         The title of the class of equity securities to which this statement relates is Common Stock, par value $0.01 per share ("Common Stock"), of Rawlings Sporting Goods Company, Inc., a Delaware corporation ("Rawlings"). The address of Rawlings's principal executive offices is 1859 Intertech Drive, Fenton, Missouri 63026.

ITEM 2. IDENTITY AND BACKGROUND.

         This statement is being filed by Daniel Gilbert, who is referred to in this Schedule as the "Reporting Person". The Reporting Person's present principal occupation or employment is private investor. The Reporting Person's business address is 20555 Victor Parkway, Livonia, Michigan 48152.

         The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The Reporting Person is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Reporting Person acquired beneficial ownership of his Common Stock through a brokerage account at UBS PaineWebber Inc. (the "Brokerage Account") which contains his personal funds. The Brokerage Account is subject to a client agreement between the Reporting Person and the brokerage firm. From time to time, the brokerage firm may extend margin credit to the Reporting Person under the terms of the brokerage account. No margin loans have been made to acquire the Common Stock reported in this schedule as beneficially owned by the Reporting Person. The Reporting Person used approximately $2,642,240 of his personal funds to acquire the Common Stock reported in this schedule as beneficially owned by him.

ITEM 4. PURPOSE OF TRANSACTION.

         The Reporting Person acquired the Common Stock beneficially owned by him for investment purposes, because he believes that the trading prices of the Common Stock in the public market do not adequately reflect the potential value of Rawlings's underlying business and assets. As a substantial shareholder of Rawlings, the Reporting Person expects and intends to explore and be receptive to opportunities to enhance the value of the Common Stock beneficially owned by the Reporting Person.

         In addition, the Reporting Person may encourage Rawlings to explore strategic alternatives to increase shareholder value and, depending on Rawlings's response, may consider

                                Page 3 of 6 pages
pursuing such alternatives on his own or with third parties. However, the Reporting Person currently has no specific plans or proposals with respect to these matters.

         Subject to market conditions and other factors that the Reporting Person may deem material to his investment decisions, the Reporting Person may, from time to time, acquire additional shares of Common Stock, or rights to purchase shares of Common Stock in the open market, in privately negotiated transactions or otherwise, depending upon the price and availability of such shares or rights. The Reporting Person intends to review on a continuing basis various factors relating to his investment in Rawlings, including Rawlings's business and prospects, the price and availability of Rawlings's securities, subsequent developments affecting Rawlings, other investment and business opportunities available to the Reporting Person, his general investment and trading policies, market conditions or other factors. Based on these factors, the Reporting Person may determine to dispose of some of all of his Common Stock, periodically, by public or private sale (registered or unregistered and with or without the simultaneous sale of newly-issued Common Stock by Rawlings), gift, pledge, expiration of options or otherwise, including, without limitation, sales of Common Stock by the Reporting Person pursuant to Rule 144 under the Securities Act of 1933, as amended, or otherwise. The Reporting Person reserves the right not to acquire Common Stock or not to dispose of all or part of such Common Stock if he determines such acquisition or disposal is not in his best interests at that time.

         Other than as described above, the Reporting Person does not have any current plans or proposals which relate to, or would result in, (a) any acquisition or disposition by him of securities of Rawlings, (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Rawlings or any of its subsidiaries, (c) any sale or transfer of a material amount of assets of Rawlings or any of its subsidiaries,
(d) any change in the present Board of Directors or management of Rawlings, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, (e) any material change in Rawlings's present capitalization or dividend policy, (f) any other material change in Rawlings's business or corporate structure, (g) any changes in Rawlings's Certificate of Incorporation or Bylaws or other actions which may impede the acquisition of control of Rawlings by any person, (h) causing a class of securities of Rawlings to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of Rawlings's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any action similar to those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) The number and percentage of shares of Common Stock beneficially owned by the Reporting Person as of March 14, 2002 are as follows:


                                Page 4 of 6 pages

                                            Number               Percent*
                                            ------               --------
         Daniel Gilbert                    664,900    **           8.3%

*Based on the 8,030,249 shares of Common Stock reported as outstanding as of December 31, 2001 in Rawlings's Quarterly Report on Form 10-Q for the quarter ended November 30, 2001.

**Includes 664,900 shares held in the Brokerage Account at UBS PaineWebber Inc. by the Reporting Person.

         (b) The Reporting Person has sole voting and investment power over the 664,900 shares of Common Stock reported above as beneficially owned by him.

         (c) The Reporting Person effected the following purchases of shares of Common Stock in open market transactions since February 1, 2002 (the date the Reporting Person filed his initial Schedule 13D with respect to his ownership of shares of Common Stock):

                Name                     Transaction Date               Shares           Price Per Share*
                ----                     ----------------               ------           ----------------
         Reporting Person                   02/12/02                    15,000                 $4.34
         Reporting Person                   02/19/02                    20,000                 $4.49
         Reporting Person                   02/20/02                     5,000                 $4.54
         Reporting Person                   02/21/02                     4,500                 $4.51
         Reporting Person                   02/22/02                     3,500                 $4.64
         Reporting Person                   02/28/02                     2,500                 $4.84
         Reporting Person                   02/28/02                     5,000                 $4.93
         Reporting Person                   03/01/02                     5,000                 $4.99
         Reporting Person                   03/04/02                     5,000                 $4.99
         Reporting Person                   03/04/02                     2,000                 $4.98
         Reporting Person                   03/04/02                     2,500                 $4.84
         Reporting Person                   03/04/02                    15,500                 $4.99
         Reporting Person                   03/05/02                     5,000                 $5.01
         Reporting Person                   03/06/02                     2,500                 $4.99
         Reporting Person                   03/07/02                    22,300                 $5.20
         Reporting Person                   03/07/02                       640                 $5.14
         Reporting Person                   03/07/02                    19,500                 $5.18
         Reporting Person                   03/13/02                     5,000                 $5.29
         Reporting Person                   03/14/02                    11,100                 $5.42

-----------------------------
*Including commissions.

         (d) No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.

         (e)      Not applicable.


                                Page 5 of 6 pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None

         ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         99.1 Form of UBS PaineWebber Inc. Client Agreement, incorporated by reference to Exhibit 99.1 to the Reporting Person's Schedule 13D with respect to the Common Stock, filed on February 1, 2002.


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 14, 2002                               /s/ DANIEL GILBERT
                                                     -------------------------
                                                     Daniel Gilbert